UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2010

SONOMA VALLEY BANCORP
(Exact name of registrant as specified in its charter)

California	**000-31929**	**68-0454068**
(State or other jurisdiction of incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

P. O. Box 267, Sonoma, California   95476
(Address of principal executive offices)   (Zip Code)

(707) 738-4463
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.03 Bankruptcy or Receivership.

On August 20, 2010, Sonoma Valley Bank (the "Bank"), the wholly-owned banking subsidiary of Sonoma Valley Bancorp (the "Company") and its principal asset, was closed by the California Department of Financial Institutions, and the Federal Deposit Insurance Corporation ("FDIC") was appointed as receiver of the Bank. As indicated in the FDIC press release dated August 20, 2010, subsequent to the closure, Westamerica Bank of San Rafael, California ("Westamerica") acquired substantially all of the deposits and assets of the Bank from the FDIC as receiver of the Bank.

As a result of the FDIC being appointed receiver of the Bank, the Company expects to cease all business activity and operations since the Bank was the Company's primary source of revenue. The Company does not have revenue from continuing operations, and may be unable to pay advisors and accountants to assist in the preparation of required reports for continued filing under the rules and regulations promulgated under the Securities Exchange Act of 1934 ("SEC"). No further information is available at this time. The Company can be contacted now at P. O. Box 267, Sonoma, CA. 95476, or by message at (707) 738-4463. It is uncertain whether the Company can continue operations under the current conditions, and may be forced to seek bankruptcy protection.

On August 21, 2010, the three offices of the Bank reopened as branches of Westamerica. Depositors of the Bank will automatically become depositors of Westamerica. Customers who have questions about the foregoing matters, or who would like more information about the closure of the Bank, can visit the FDIC's Internet website located at http://www.fdic.gov/bank/individual/failed/sonoma.html or call the FDIC toll-free at 1-800- 913-3062.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOMA VALLEY BANCORP,
a California Corporation

Dated: August 25, 2010   /s/Mary Dieter Smith
                                                 Mary Dieter Smith,
                                                 Chief Financial Officer